Exhibit 99.1

Stock Code: 9948
August 19, 2011
Dear Shareholders:
2-32,Minami 13-jo Nishi 11-chome, Chuo-ku, Sapporo
Arcs Company Limited.
Kiyoshi Yokoyama, Representative Board of Director & President

Notice of A Special Shareholders Meeting

Greetings.  We would like to express our thanks to you for your special and continuous support for us.

In addition, we would like to express our sincere sympathy and compassion for those who were suffered from the recent Great East Japan Earthquake.
Now, we would like to inform you that a special shareholders meeting of our company will be held as described below, and that your attendance to this meeting is cordially requested.

In case you would not be able to attend the meeting on the day, you would be able to excise your voting right by one of the methods described below.  Please review the reference materials for the shareholders meeting that would be described later, and excise your voting right by 6 p.m. on Thursday, September 6, 2011.

[Excise of voting right by mail]
Please indicate “Yes’ or “No” for the resolutions on the voting right excise form enclosed herewith, then return it to us so that it would reach us by the voting right execution due date.

[Excise of voting right via Internet and the likes]
Please access the voting right excise web site designated by our company (http://www.itsoukai.com), then input your “Yes” or “No” for each resolution before the due date expires.  You need to use the “voting right excise code” and “password” indicated on the voting right excise form enclosed herewith and to follow the instructions provided on the screen.

When you excise voting right via Internet and other alternative methods, please review the “Concerning the excise of voting right via Internet” described on page 19.

Best regards,

Note

1.	Date and Time:	10 a.m. on Wednesday, September 7, 2011
2.	Place:	1-1, Minami 10-jo Nishi 3-chome
Chuo-ku, Sapporo
Sapporo Park Hotel, Park Hall on 3rd floor
(Please review a guiding map attached at the end.)
3.	Purposes of the meeting
Resolutions:
	Resolution No. 1:	Approval of the stock exchange agreement between our company and Universe Co., Ltd.
	Resolution No. 2:	Partial amendment of the By-Laws
	Resolution No. 3:	Election of 2 Board of Directors
	Resolution No. 4:	Change of the amount of compensation for the Board of Directors

End.

•	We would cordially request that, when you attend the meeting on the day mentioned above, you would submit the voting right excise form enclosed herewith to the reception desk at the meeting.
•	In case any changes were made to the reference materials for the shareholders meeting, we will post the amended documents on our company’s web site in the Internet (http://www.arcs-g.co.jp).
•	We would like to inform you in advance that, after the shareholders meeting, we will not hold a meeting for shareholders where they can meet and discuss each other.

Shareholders Meeting Reference Material

Resolution No.1:  An approval of the stock exchange agreement between our company (hereinafter “Arcs”) and Universe Co., Ltd.

Arcs and Universe Co., Ltd. (hereafter “Universe”) had resolved at a separate board of directors meeting of each company, held on June 28, 2011, to consolidate their management (hereinafter “Consolidation”) through a stock exchange (hereinafter the “Stock Exchange”) by which Arcs would become a 100% parent and Universe would become a 100% subsidiary and signed a stock exchange agreement (hereinafter “Stock Exchange Agreement).

Now, we would like to request that you would approve this Stock Exchange Agreement signed by both companies.

１．	Purpose of the Stock Exchange:
The food supermarket industry has been experiencing a very severe business environment due to the continuing weak consumer demands and rigorous competition among various types and forms of businesses.  Furthermore, the Great East Japan Earthquake that occurred on March 11, 2011 made people realize anew the importance of food supermarkets as the “life line” of local communities.  Under this circumstance, Arcs and Universe each has maintained a relatively superior competitive position.  Nevertheless the severity of the circumstances surrounding both companies has been increasing due to the declining birth rate, aging of population, and population decrease.

Both companies recognize that, in order to overcome this business environment, they need to further improve their business management index and business management efficiency aiming to increase satisfaction of the customers.

Furthermore, we believe that the fundamental principle of the food supermarket as a life line of localities demands us to maintain and provide to our customers the “life value,” consisting of “security,” safety,” “convenience,” and “wealth,” and surpassing those of our competitors.  Thus, the utmost primary task and mission of both companies are to strive to achieve expansion and growth of the businesses instead of merely to maintain current status.

With this Consolidation, Arcs and Universe, respectively the leading food supermarket in Hokkaido and in Northern Tohoku, intend to share these ideas and tasks, to consolidate management resources and management methods of both companies, to further strengthen competitive power through maximization of the most appropriate factors and a group synergy, and to create a distribution industry group that covers the entire Eastern Japan, that is, beyond the current markets of both companies.

Up to the present, Arcs Group, as a whole, strived to expand its businesses with the “Yatsugatake Renpo Management” as its fundamental principle for the group management and, as a collective entity of various companies sharing common ideas, rigorously carried out a unified management while having delegated authorities to each subsidiary within a proper scope.  After this Consolidation, Arcs will continue to function as a core entity of the new Arcs Group which includes Universe and to promote businesses.

On the other hand, Universe, as a member of the Arcs Group companies, will actively develop the businesses in the area south to northern Tohoku and promote an expansion of the market and increase the value of the Arcs Group as a whole.

Both companies recognized that they would need to adjust the number of shares both companies own prior to the Consolidation for the purpose to share the ideas and to quickly realize the effects of the Consolidation of their businesses through the harmonization of businesses and officers of both companies, to increase liquidity of the capital structure of Arcs after the Consolidation, and to maintain its idea as a more open distribution company group.  As to the shares owned by Miman Ltd. (hereafter “Miman”), the largest shareholders of Universe (as of April 20, 2011, Miman owns 2,654,400 shares or 25.02% of Universe shares), the number of shares should be adjusted as described below prior to the Consolidation.

As to the shareholder structure of the Arcs Group, the parties participating in this Consolidation, including Universe, carried out examinations based upon the fundamental principle that the companies strive to maximize the management resources and cultivate the growth of the group companies as a whole by consolidating the companies under a parent on an equal terms while taking into consideration the improvement of the capital efficiency of the Arcs Group and referring to the advices of the experts.  Then, it was decided to adjust the shareholder structure after this Stock Exchange by changing the structure prior to this Stock Exchange through the self purchase of Universe shares by Universe, and Arcs and Universe agreed to this Consolidation including the self tender by Universe.

As to the self tender by Universe, in order to maintain equality among the shareholders and transparency of the transaction, the parties decided to carry out an open market self tender. (hereinafter “Self Tender”).  The purchase price of this Self Tender is 1,118 yen, which is computed based upon a simple average of the closing share prices (a number 4 or less than 3 below decimal point is dropped and a number 5 or more below decimal point is rounded up) of the common stock shares of Universe at the Tokyo Stock Exchange Ltd. for a one month period ending on June 28, 2011, than discounted by 8.13%.  Miman applied for this public self tender as to 1,350,000 shares it owns, and entire shares are expected to be settled.

2.	Summery description of the details of the Stock Exchange Agreement

The following is  the details of the Stock Exchange Agreement entered into by Arcs and Universe on June 29, 2011:

Stock Exchange Agreement (Copy)

Arcs Ltd. (hereinafter “Arcs”) and Universe Ltd. (hereinafter “Universe”) enter into the Stock Exchange Agreement (hereinafter “Stock Exchange Agreement”) with the following terms and conditions:

Article 1: Purpose of the Stock Exchange
Arcs and Universe, leading food super market respectively in Hokkaido and Northern Tohoku area, will carry out the stock exchange (hereinafter “Stock Exchange”) in accordance with the provisions of this Agreement by which Arcs will become a 100% parent company and Universe will become a 100% subsidiary after the exchange.  The purpose of this exchange is to create a distribution company group which would extend beyond the area developed in the past and to Eastern Japan by combining the management resources and management methods of both companies, based upon a spirit of equality, and by further strengthening their competitive ability to be facilitated by the realization of the best of the whole and the maximization of the group synergy.

Article 2: Business Names and Addresses
The business names and addresses of Arcs and Universe are as the following:
Arcs – 100% parent company after the Stock Exchange
    Business Name:   Arcs Company Ltd.
    Address:      2-32, Minami 13jo nishi 11, Chuo-ku, Sapporo

Universe – 100% subsidiary after the Stock Exchange
    Business Name:    Universe Ltd.
    Address:    83-1, Aza maeda, Nagainashiro, Ooaza, Yatsudo, Aomori

Article 3: Number of shares to be provided and allocation of them at the time of the Stock Exchange
1.
At the time of the Stock Exchange, Arcs provides to the stock holders of Universe (excluding Arcs.  Same applies hereafter.), immediately before Arcs acquires the entire outstanding shares of Universe through the Stock Exchange (hereafter “Standard Time”), in exchange with the common shares of Universe, the number of common stock shares of Arcs calculated by multiplying the total number of shares a shareholder of Universe owns by 1.205.

2.
At the time of the Stock Exchange, Arcs allocates its shares, at the Standard Time, to the stock holders of Universe by a ratio of 1.205 common stock shares of Arcs per 1 common stock share of Universe.

3.
Irrespective of the provisions of 1. and 2. above, if fraction of less than 1 Arcs common stock shares were provided by Arcs to the shareholders of Universe in compliance with the provisions 1. and 2. above, Arcs will handle the matter based upon the provisions of the Companies Act, Articles 234.

Article 4: Amount of Capital and Reserves of Arcs
The amount of increase in the capital and reserves of Arcs by the Stock Exchange is as the following:
1.    Capital:                  10 billion yen
2.    Capital reserves:    The amount Arcs decides based on the provisions of the Corporate Accounting Rule, Article 39.

Article 5: Effective Date of the Stock Exchange
The effective date of the Stock Exchange (hereinafter “Effective Date”) is October 21, 2011.  However, if it becomes necessary to change the Effective Date by the procedural needs of the Stock Exchange or any other reasons, Arcs and Universe may change the date upon negotiation.

Article 6: Shareholders Meeting to Approve the Stock Exchange
Both Arcs and Universe separately will hold a special shareholders meeting on September 7, 2011 (hereinafter “Stock Exchange Approval Shareholders Meeting”) and request the resolutions required for the approval of this Agreement and the Stock Exchange.  However, if it becomes necessary in the course of the procedure for the Stock Exchange, Arcs and Universe can change the date upon negotiation.

Articles 7: Maximum Amount of Distributions of Surplus
1.
Arcs may distribute the surplus to the stockholders who are noted or recorded in the list of stockholders or recorded the stock share pledges as of the end of the day August 31, 2011, in the ratio of 19 yen per 1 share, maximum 782,528,737 yen in total.

2.
Universe may distribute the surplus to the stockholders who are noted or recorded in the list of stockholders  or recorded stock share pledge as of the end of the day October 20, 2011, in the ratio of 18 Yen per 1 share, maximum 190,940,094 Yen in total.

Article 8: Public Own Tender
Based upon the provisions of the Financial Products Trading Act, Article 27, Paragraph 22, Item 2 and below, Universe will conduct a public own tender with the purchase period between June 30, 2011 to August 1, 2011, purchase price at 1,118 Yen/1 share, 1,500,000 shares as the planned purchase amount, and the settlement starting day as August 23 (scheduled).

Article 9: Management of the Corporate Assets
After the date of entry of the Stock Exchange Agreement and until the Effective Date, Arcs and Universe will manage the business operation and the assets of each with an attention of a good faith manager, and as to any acts which may give significant impacts to the assets or rights and responsibilities, Arcs and Universe will negotiate in advance and carry out the action based upon an agreement between Arcs and Universe.

Article 10: Cancellation of Own Stock Shares
Based upon a resolution of the board of directors meeting to be held prior to the Effective Date, Universe will cancel its own shares (including Universe’s own shares that Universe might purchase in relation to the excise of the stock purchase request s by the dissenting shareholders at the time of the public own stock tender and the Stock Exchange provided under Article 8 of this Agreement) as much as and in a reasonably and practically possible range.

Article 11: Change of the Conditions of Stock Exchange and Cancellation of the Agreement
In case significant changes occurred in the condition of assets or the business operation of Arcs or Universe during the period between the date that the parties entered into this Agreement and the Effective Date, or  certain events occurred which pose significant problems against the execution of the Stock Exchange, or any other events occurred which made it very difficult to achieve the purpose of the Stock Exchange, upon negotiation between Arcs and Universe, Arcs and Universe can change the conditions of the Stock Exchange or cancel the Stock Exchange Agreement.

Article 12: Effect of this Agreement
This Agreement becomes null and void if either Arcs or Universe failed to obtain an approval by the Stock Exchange Shareholders Meeting or an approval by the government offices or agency required by the laws and/or regulations.

Article 13: Matters to be Negotiated
In case questions and/or dispute arose as to the matters not provided in this Agreement or the interpretation of this Agreement, Arcs and Universe will resolve the matters, according to the main purpose of this Agreement and through good faith negotiations.

As a proof of the conclusion of this Agreement, two original copies are prepared, and Arcs and Universe sign and put seals on these copies.  Arcs and Universe each retains one copy of this Agreement.

June 29, 2011

Arcs:2-32, Minami 13-jo Nishi 11-chome, Chuo-ku, Sapporo
Arcs Company Limited
Representative Board of Director and President,
Kiyoshi Yokoyama (seal)

Universe : 83-1, Maeda, Naganawashiro Aza, Ooaza, Hachinohe, Aomori
Universe Co., Ltd.
Representative Board of Director and President
Koichi Miura (seal)

３．	Appropriateness as to the items provided under the Companies Act, Article 768, Paragraph 1, items 2 and 3.
(１)	Appropriateness of the consideration:
1)	Total number of considerations and the details of allocations
Company Name	Arcs Ltd.	Universe Ltd.
Number of shares allocated	1	1.205
Number of shares provided	Common stock：11,149,121 shares(planed)

(Note 1) Share allocation ratio
1,205 shares of common stock of Arcs will be allocated for 1 Universe common stock share.

(Note 2) Total number of shares to be distributed in this Stock Exchange
Of the total number of shares to be distributed in this Stock Exchange, Arcs will use 590,000 common stock shares it owns and plans to issue new shares as to the remaining number of shares required.

Based upon a resolution at a board of directors meeting to be held at the latest one day before the effective date of the Stock Exchange, Universe plans to cancel the entire number of its own common stock shares which it owns until immediately before this Stock Exchange becomes effective (This includes the Universe shares to be purchased from the shareholders who oppose this Stock Exchange and excise their right of stock purchase demand.)
The number of shares to be allocated or distributed may be adjusted for certain reasons including the cancellation by Universe of its own shares.

2)	Computation basis
As to the stock exchange ratio used for this Stock Exchange, in order to maintain fairness and propriety, each company requested an independent third party to compute the stock exchange ratio.  Arcs selected Deloitte Tohmatsu FAS Co., Ltd. (hereinafter “Deloitte Tohmatsu FAS”) and Universe selected Mizuho Bank Co., Ltd. (hereinafter “Mizuho Bank”).

Deloitte Tohmatsu FAS adopted the discounted cash flow method (hereinafter “DCF”) of evaluation based upon the fact that the common stock of Arcs and Universe are listed on the Tokyo Stock Exchange and have respective market prices and with a purpose to reflect the cash flow to be generated by the future value of the business upon the value computed by the market price method.  For the market price method of evaluation, the following is used as the computation period: June 24, 2011 was used as the computation base date.  Then, the closing price of the computation base date, and the average prices of closing prices for the period of one and two weeks, and one and three months prior to the computation base date were computed and evaluated. For the DCF method of evaluations of the future business performance of both companies, Deloitte Tohmatsu FAS did not assume either substantial increases or decreases.

The evaluation range computed using the share price of one Arcs common stock share as 1 is as follows:
Evaluation method used	Evaluation range of stock exchange ratio
Market price method	0.981～1.008
DCF method	0.970～1.599

When Deloitte Tohmatsu FAS computed the stock exchange ratio, it assumed that the information obtained from both companies as obtained by interviews and already disclosed in the public, and the likes are all accurate and complete, and that it did not conduct its own examination of the accuracy and completeness of the information.  Furthermore, Deloitte Tohmatsu FAS did not conduct its own evaluation, appraisal or assessment as to the assets and liabilities (including off-the book assets and liabilities and other contingent liabilities) of both companies and their related companies, nor any analysis and evaluation of the individual assets and individual liabilities concerned.  It also did not request any appraisal or assessment by a third party.  In addition, Deloitte Tohmatsu FAS assumed that the financial forecast of both companies, which it reviewed when it conducted computations, had been reasonably prepared and created by the management of both companies based upon the best estimates and judgment which they could obtain at such relevant time.  The computation results of the stock exchange ratio submitted by Deloitte Tohmatsu FAS should not be regarded as its opinion as to the fairness of the stock exchange ratio of this Stock Exchange. It should also be reminded that the computation result may be affected if the assumptions change which were used at the time of the computation of the stock exchange ratio.

Mizuho Bank used the market price method for the common stock of both companies based upon respective existing market prices, used the DCF method to reflect the future business performance, and used the similar company comparison method to assess the market stock price method.  The bank used these methods based upon the fact that multiple numbers of companies similar to both companies exist and their stocks are listed on the stock exchange, and that it is possible to compute estimated stock prices through price comparisons of these companies. For the market price method of evaluation, the following is used as the computation period: June 24, 2011 is the computation base date. Then, the closing price of the computation base date, and the average prices of the closing prices for the period of one and two weeks, and those of one and three months prior to the computation base date were computed and evaluated.  When the DCF method and the similar company comparison method were used for the computations, Mizuho Bank did not assume either substantial increases or decreases as to the business performance forecast.

Evaluation range computed using the share price of one Arcs common stock share as 1 is as follows:
Method used	Evaluation range of stock exchange ratio
Market price method	0.974～1.008
DCF method	1.538～1.619
Similar company comparison method	1.282～1.621

When Mizuho Bank computed the stock exchange ratio, the Bank adopted, in principle, the information provided by both companies and as generally disclosed to the public.  The bank assumed that all of such materials and information were accurate and complete, and t did not examine their accuracy and completeness by itself. Furthermore, Mizuho Bank did not conduct its own evaluation, appraisal or assessment as to the assets and liabilities (including off balance sheet assets and liabilities and other contingent liabilities) of both companies and their related companies, or analysis and evaluation of individual assets and individual liabilities concerned.  It also did not request any appraisal or assessment by a third party.  In addition, Mizuho Bank’s computation reflects the information obtained and the economic condition up to June 24, 2011 and assumed that the financial forecast of Arcs and Universe had been reasonably prepared and created by the management of both companies based upon the best estimate and judgment which they could obtain at this moment.  The computation results of the stock exchange ratio submitted by Mizuho Bank should not be regarded as its opinion as to the fairness of the stock exchange ratio of this Stock Exchange. It should also be mentioned that the computation result may be affected if the assumptions used at the time of the computation of the stock exchange ratio change.

3)	Circumstance of computation
Arcs and Universe carefully examined, negotiated, and discussed in the meetings the computation results of the stock exchange ratio submitted by each third party mentioned above, and the board of directors meeting of both companies held on June 29, 2011 acknowledged that the stock exchange ratio provided for this Stock Exchange was appropriate for the shareholders of both companies, and that both companies signed this Stock Exchange Agreement.

Please note that this stock exchange ratio may be adjusted by the negotiations between both companies if a significant change or changes occur to the various conditions used for the computation.

4)	Relations between companies and the computation professionals
Both Deloitte Tohmatsu FAS, the third party that the conducted computation for Arcs, and Mizuho Bank, the third party that conducted the computation for Universe, are computation professionals independent from Arcs and Universe.  They are not related parties of either companies and there is no material interested relationship that needs to be disclosed in relation to this Stock Exchange.

5)	Appropriateness of the amount of capital and reserves of Arcs
The amount of capital and reserves of Arcs that must be increased at the time of the Stock Exchange is as the following:

Capital: 10 billion Yen
Capital reserves: The amount Arcs decides based on the provisions of the Corporate Accounting Rule, Article 39.

The amounts above were decided after taking into considerations and examined the capital policy of Arcs after the Stock Exchange and other related matters, upon discussions between Arcs and Universe, and within the scope of the provisions of the Corporate Accounting Rule, Article 39.  Thus, we judged that they are appropriate.

6)	Reasons why Arcs common stock shares were selected as the consideration
Common stock shares of Arcs were selected as the consideration because, as Arcs common stock shares are listed on the Tokyo Stock Exchange and Sapporo Securities Exchange, the liquidity can be preserved after the Stock Exchange, and the synergy effect of the management combination can be obtained that could contribute to protect the interests of the shareholders of Universe.  The capital policy and other matters of the group companies as a whole after the Stock Exchange were also examined and taken into consideration.

(2)	Details of the Calculations Related to the Final Operating Fiscal Year of Universe Please see the Special Shareholders Meeting Reference Materials (separately prepared).

(3)
Details of the events that might significantly impact the condition of the corporate assets including disposition of important assets, significant liabilities of debts, and others that occurred after the last day of the last fiscal year of Arcs and Universe.

1)   Details of the events that might significantly impact the condition of the corporate assets including disposition of important assets, significant liabilities of debts, and others that occurred after the last day of the last fiscal year of Arcs.

At the board of directors meeting of Arcs held on July 11, 2011, it was resolved that the acquisition of own stock shares would be carried out based on the provisions of the Company Act, Article 156, Paragraph 1 which is applied in reference to the provisions of Article 165, Paragraph 3 of the same Act, and the specific acquisition method as the following:

i.	The reason of the own tender
To facilitate flexible active capital policy that can respond to the changes of the operating environment.

ii.	Details of the tender

a. Type of shares to be tendered b. Total number of shares to be tendered c. Tender price d. Total price of the shares to be tendered e. Date of tender f. Method of tender	Arcs common stock shares 550,000 shares 1,308 yen 719,400,000 yen July 12, 2011 Own tender by not-on-the floor purchase of the Tokyo Stock Exchange (ToSTNet-3)

2)    Details of the events that might significantly impact the condition of the corporate assets including disposition of important assets, significant liabilities of debts, and others that occurred after the last day of the last fiscal year of Universe.

At the Board of Directors Meeting of Universe held on June 29, 2011, it was resolved that the acquisition of own stock shares in the open market would be carried out based on the provisions of the Companies Act, Article 156, Paragraph 1 which is applied in reference to the provisions of Article 165, Paragraph 3 of the same Act, and the own tender had been carried out since June 30, 2011.  The acquisition of Universe’s own shares carried out based upon the resolution of the board of directors meeting held on June 29, 2011 was ended as the public own tender was concluded (on August 1, 2011) with the following results:

i.    The reasons for the acquisition of own stock shares

Both companies recognized that they would need to adjust the number of shares both companies own prior to the Consolidation for the purpose to share the ideas and to quickly realize the effects of the Consolidation of their businesses through the harmonization of businesses and officers of both companies, to increase liquidity of the capital structure of Arcs after the Consolidation, and to maintain its idea as a more open distribution company group.  As to the shares owned by Miman Ltd., the largest shareholders of Universe (as of April 20, 2011, Miman owns 2,654,400 shares or 25.02% of Universe shares), the number of shares should be adjusted as described below prior to the Consolidation.

As to the shareholder structure of the Arcs Group, the parties participating in this Consolidation, including Universe, carried out examinations based upon the fundamental principle that the companies strive to maximize the management resources and cultivate the growth of the group companies as a whole by consolidating the companies under a parent on an equal terms while taking into consideration the improvement of the capital efficiency of the Arcs Group and referring to the advices of the experts.  Then, it was decided to adjust the shareholder structure after this Stock Exchange by changing the structure prior to this Stock Exchange through the self purchase of Universe shares by Universe, and Arcs and Universe agreed to this Consolidation including the self tender by Universe.

ii.	Details of the acquisition of own shares
a.  Type of shares to be tendered                                Universe common stock shares
b.  Total number of shares to be tendered                  1,355,400 shares
c.  Acquisition price                                                     1,118 yen
d.  Total price of the shares                                         1,515,337,200 yen
e.  Duration of the tender                                             From June 30, 2011 to August 1, 2011
 f.  Method of tender                                                      Open market purchase

Resolution No. 2:  Amendments to the By-Laws
1.	Reasons for the proposals
1)	As Universe will become a 100% subsidiary of Arcs by the Stock Exchange, considering the business purposes of Universe, additional business shall be added under Article 2: Business Purposes.
2)
As a response to the increase in the number of shares outstanding results by the stock exchange with Universe, and to facilitate issuance of new shares and a dynamic capital policy in the future that may result from the business development, Article 6: Number of Authorized Shares shall be amended.

3)	Article 28: Representative Board of Directors and Executive Board of Directors shall be amended to further strengthen the group governance by the Board of Directors in the future.
4)
Provide a supplemental provision which clarifies that the effective date of the amendments described above is the effective date of the Stock Exchange with Universe.  Then, this supplemental provision shall be removed as of said Effective Date.

2.	Details of the Amendments
Details of the amendments are as the following:
The partial amendments to the by-laws to be approved in this meeting shall become effective on the condition that the resolution No. 1 is approved as proposed.
(Under line indicates the section amended.)

Current By-laws	Amended By-laws
Purpose:
Article 2: The purpose of this company is to control and manage the domestic and foreign companies engaged in the following businesses by acquiring and owning the stock shares or equities.

      1. -   27.    (omitted)
                (newly established)
28. – 29.   (omitted)

Number of authorized shares
Article 6:  The number of authorized shares of the Company is 130,000,000 shares.

Purpose:
Article 2:   (same as current)

  1. -   27.    (same as current)
  28.             Forestry
  29. – 30.   (same as current)

Number of authorized shares
Article 6:  The number of authorized shares of the Company is 200,000,000 shares.

Current By-laws	Amended By-laws
Representative Board of Directors and Executive Board of Directors:
Article 28: Board of Directors, by the resolutions, elects certain number of board of directors.
2. Board of Directors may, by the resolutions, appoints each one board of director and chairman, and board of director and president, and a few board of director and executive vice president, executive board of directors, and board of directors.

(newly added)

Representative Board of Directors and Executive Board of Directors:
Article 28:  (same as current)

2. Board of Directors may, by the resolutions, appoints each one board of director and chairman, and board of director and president, and a few board of directors and vice chairmen, board of director and executive vice president, executive board of directors, and board of directors.

Supplemental provision
Article 1: The effective date of the amendments to Article 2, Article 6, and Article 28 is the date of the Effective Date of the Stock Exchange to be carried out based upon the Stock Exchange Agreement entered into as of June 29, 2011 between Arcs and Universe.
2. This supplemental provision shall be removed as of the Effective Date mentioned above.

Resolution No. 3: Election of two Board of Directors
Provided that the resolution No.1 was approved as proposed, we request that two additional board of directors to be elected with a purpose to strengthen and enhance the management system of Arcs.

The date of their appointment shall be the Effective Date of the Stock  Exchange (October 21, 2011) with Universe Co., Ltd. related to the Resolution No.1.

The following is the candidates for the board of directors.

Applicant’s No.	Name (Date/year of birth)	Summary biography, position, tasks in charge, and important additional tasks	# of shares of Arcs owned
1	Koichi Miura (December 3, 1939)
October 1967: Established Universe Co., Ltd.
        Representative Board of Director and
        President (current)
<Important other positions>
Drug U Co., Ltd.  Representative Board of Director and President.
Representative Board of Director and President, Universe Kosan Co., Ltd.
Miman Ltd., Board of Director
0 share
2	Tetsuo Takenaga (February 19, 1947)
January 2002  : General Manager, Products, Seikatsu Kyodo Kumiai Rengo Kai U Corp Business Association
June 2002:         Director of the above
November 2005:Universe Co., Ltd., General Manager, Products
December 2005: Board of Director and General Manager, Products and Group Chief, Food Product Group of Universe Co., Ltd.
March 2006:      Board of Director and General Manager, Products of Universe Co., Ltd.
June 2011: Board of Directors, General Manager, Sales Support  of Universe Co., Ltd. (current)
0 share

Note:	1. The number of shares Mr. Koichi Miura owns will be 1,802,945 shares after the Effective Date of the Stock Exchange.
2. The number of shares Mr. Tetsuo Takenaga owns will be 578 shares after the Effective Date of the Stock Exchange.
3. There is no special interested relationship between each candidate and Arcs.

Resolution No. 4: Change of the Amount of Compensation for the Board of Directors
The amount of compensation for the board of directors of Arcs was approved as maximum 0.25 billion yen per year (not including a salary as an employee) at the 32nd shareholders meeting held on May 20, 1993 and the amount has not been changed to the present.  Considering the changes in the economic condition and other matters occurred since that time, we would like to change the amount of compensation for the board of directors to maximum 0.3 billion yen per year, provided the Resolution No.1 is approved as proposed.

We propose that the amount of compensation for the board of directors does not include the salary as an employee of the employee board of directors, as it did not in the past.

 In addition, if Resolution No.3 is approved as proposed, two candidates will be appointed as the board of directors, and that the total number of board of directors becomes 8 while current total number of board of directors is 6.

End.

Execution of the voting rights via Internet

1.	Matters need to be accepted when you excise your voting right via Internet:
We request that, in case you excise your voting right via Internet, you accept the following matters.
1)
Execution of your voting right via Internet is possible only if you use the voting right excise site designated by Arcs (Please see the URL below.).  If you plan to excise your voting right via Internet, you need a voting right excise code and a password indicated on the voting right excise form enclosed with the notice of a special shareholders meeting.

2)
The voting right excise code and password provided by this notice are valid only for this shareholders meeting.  New voting right excise code and password will be issued for the next shareholders meeting.

3)	If you excised your voting right twice both by paper and via Internet, your voting right excise via Internet will be regarded as the valid one.
4)	If you excised your voting right multiple times via Internet, the last excise will be regarded as the valid one.
5)	The cost of using Internet (provider connection fee, communication fee, etc.) will be the responsibility of each shareholder.

2.	Description of the method of excise of voting right via Internet:
1)	Please access http://www.it-soukai.com or https://daiko.mizuho-tb.co.jp. However, during the excise period, the URLs above are not accessible between 3 a.m. and 5 a.m.
2)
Please input your voting right excise code and password, and then click a log-on button.  The voting right excise code and password are indicated at the lower right corner on the voting right excise form enclosed with the notice of a special shareholders meeting.

3)	Please excise your voting right following a guide provided on the screen.

3.	Securities:
An encryption technology (SSL128 bit) is used to prevent the alternation and wiretapping.  Therefore, you can use this system without worry.
The voting right excise code and password indicated on the voting right excise form are important to verify the true identify of each shareholder.  Please take precautions not to disclose to other persons.  Our company will never inquire the password of shareholders.

4.	Contact Information:
Mizuho Trust Bank, Securities Services Department, Internet Help Dial:
Tel.: 0120-768524 (free dial) Open between 9:00 a.m. to 9:00 p.m., everyday except Saturday, Sunday, and holidays.

System Environment Requirements:
1) Personal Computer: Installed with Windows®
Some portable telephony terminal (including smart phones) may not be used because operability is not guaranteed.  Cell phones are not compatible.
2) Browser:                  Microsoft® Internet Explorer 5.5 or above
3) Internet environment: An environment in which Internet can be used, such as the connection with a contracted provider.
4) Screen resolution:  Recommend 1024 x 768 dots or above.
*Microsoft, Windows are trade mark or business mark of the US Microsoft Corporation in the U.S. and other countries.

Message to the Institutional Investors
If nominal shareholders such as investment management trust banks (including general agents) submit an application to use the voting right digital execution platform operated by ICJ Ltd., a joint venture established by the Tokyo Stock Exchange Co. Ltd. and others, these shareholders can use this platform as a digital method to execute their voting right at the shareholders meeting of Arcs in addition to the voting right execution via Internet described above.